Exhibit 99.1

MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEET

	June 30,	December 31,
	2010	2009
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash and cash equivalents	$60,621	$61,186
Accounts and other receivables	32,153	32,098
Inventories (note 3)	58,836	53,943
Prepaid expenses	6,748	4,748
Future income taxes	1,519	1,596
	159,878	153,571
Property, plant and equipment	118,249	117,692
Intangibles and other assets	62,154	64,875
	$340,281	$336,138

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$33,758	$40,620
Current portion of long-term debt	835	784
	34,593	41,404

Long-term debt	217,245	215,155
Other obligations	7,555	5,317
Future income taxes	6,487	4,498
	265,880	266,374

Shareholder's equity
Share capital	-	-
Retained earnings	74,401	69,764
	$340,281	$336,138

MILLAR WESTERN FOREST PRODUCTS LTD. STATEMENTS OF OPERATIONS & COMPREHENSIVE EARNINGS (LOSS) (unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

		(in thousands of Canadian dollars)

Revenue	$75,657	$59,260	$140,377	$112,612

Cost of products sold	45,048	39,602	86,905	96,812
Freight and other distribution costs	11,429	13,177	22,545	26,008
Depreciation and amortization	2,741	5,203	5,506	10,878
General and administration	4,230	2,672	7,115	5,970
Operating earnings (loss)	12,209	(1,394)	18,306	(27,056)
Financing expenses - net	(4,419)	(4,352)	(8,739)	(9,324)
Unrealized exchange (loss) gain on long-term debt	(9,272)	18,677	(2,584)	10,450
Other income (expense) (note 4)	6,297	(224)	(280)	(1,534)
Earnings (loss) before income taxes	4,815	12,707	6,703	(27,464)
Income tax (expense) recovery	(2,346)	(897)	(2,066)	7,978
Net earnings (loss) & comprehensive earnings (loss)	$2,469	$11,810	$4,637	$(19,486)

STATEMENTS OF RETAINED EARNINGS

(unaudited)

	Six Months Ended
	June 30
	2010	2009

	(in thousands of Canadian dollars)

Retained earnings - beginning of period	$69,764	$77,247
Net earnings (loss)	4,637	(19,486)
Retained earnings - end of period	$74,401	$57,761

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

		(in thousands of Canadian dollars)

Cash provided from (used in) Operating activities
Net earnings (loss)	$2,469	$11,810	$4,637	$(19,486)
Items not affecting cash:
Depreciation and amortization	2,741	5,203	5,506	10,877
Future income tax expense (recovery)	2,346	897	2,066	(7,978)
Unrealized foreign-exchange loss (gain) on long-term debt	9,272	(18,677)	2,584	(10,450)
Unrealized (gain) loss on derivative contracts (note 4)	(4,169)	1,540	358	(551)
Reforestation expense	1,547	2,271	3,372	2,569
Loss on disposal of fixed assets (note 4)	199	748	199	751
Inventory valuation (note 3)	1,041	(4,487)	(644)	4,106
Other	11	130	173	260
	15,457	(565)	18,251	(19,902)
Reforestation expenditures	(905)	(1,441)	(1,216)	(1,717)
	14,552	(2,006)	17,035	(21,619)

Changes in non-cash components of working capital
Accounts receivable	1,308	(4,873)	(413)	(2,610)
Inventories	11,447	20,852	(4,047)	2,961
Prepaid expenses	(2,272)	(5,027)	(2,031)	(80)
Accounts payable and accrued liabilities	(4,791)	(16,313)	(6,862)	(11,449)
Income taxes	-	-	-	-
	5,691	(5,361)	(13,354)	(11,178)
	20,243	(7,367)	3,681	(32,797)

Investing activities
Additions to property, plant and equipment	(3,167)	(498)	(4,111)	(631)
Insurance proceeds for Fox Creek mill (note 6)	-	-	-	25,929
Proceeds on disposal of property, plant and equipment	233	64	233	64
(Increase) decrease in other assets	(108)	(2,426)	74	(948)
	(3,042)	(2,860)	(3,804)	24,414

Financing activities
Long-term debt repayments	(164)	(146)	(442)	(397)
	(164)	(146)	(442)	(397)

Increase (decrease) in cash	17,037	(10,373)	(565)	(8,780)
Cash and cash equivalents - beginning of period	43,584	48,004	61,186	46,411

Cash and cash equivalents - end of period	$60,621	$37,631	$60,621	$37,631

Supplemental cash flow information

Interest paid	$7,897	$9,006	$8,532	$9,669

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$37,442	$20,662	$61,317	$39,921
Cost of products sold	26,232	19,470	45,131	46,671
Freight and other distribution costs	2,855	2,703	4,900	5,229
Depreciation and amortization	980	2,237	1,980	4,909
Operating earnings (loss)	$7,375	$(3,748)	$9,306	$(16,888)

Pulp
Revenue	$38,142	$38,532	$78,912	$72,559
Cost of products sold	18,816	20,127	41,770	50,117
Freight and other distribution costs	8,574	10,474	17,645	20,779
Depreciation and amortization	1,741	2,585	3,487	5,200
Operating earnings (loss)	$9,011	$5,346	$16,010	$(3,537)

Corporate and other
Revenue	$73	$66	$148	$132
Cost of products sold	-	5	4	24
General and administration	4,230	2,672	7,115	5,970
Depreciation and amortization	20	381	39	769
Operating loss	$(4,177)	$(2,992)	$(7,010)	$(6,631)

Total
Revenue	$75,657	$59,260	$140,377	$112,612
Cost of products sold and administration	49,278	42,274	94,020	102,782
Freight and other distribution costs	11,429	13,177	22,545	26,008
Depreciation and amortization	2,741	5,203	5,506	10,878
Operating earnings (loss)	$12,209	$(1,394)	$18,306	$(27,056)

Shipments by business segment

Lumber (millions of board feet)	111	89	201	177

Pulp (thousands of tonnes)	60	74	126	133

			June 30,	December 31,
			2010	2009
Identifiable assets
Lumber			$128,286	$127,845
Pulp			143,537	138,564
Corporate and other			68,458	69,729
			$340,281	$336,138

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2009, except as disclosed in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments that are of a normal and recurring nature, and necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.	CHANGES IN ACCOUNTING ESTIMATES

During the latter part of 2009, the Company undertook a comprehensive review of the useful lives of all its depreciable long-term assets and the related depreciation methods. As a result of this review, the Company determined that the assets' useful life should be extended, and therefore adjusted its depreciation rates on a prospective basis, with no change to comparative periods. The change had the effect of decreasing depreciation and amortization by approximately $4.0 million in the first half of 2010, based on the net book value of property, plant and equipment and intangible assets at December 31, 2009.

3.	INVENTORIES

	June 30,	December 31,
	2010	2009

Logs	$12,828	$17,493
Pulp	19,914	12,156
Lumber	14,274	11,292
Operating and maintenance supplies	11,820	13,002
	$58,836	$53,943

Total log and finished-product inventory, which reflects net realizable value at June 30, 2010, includes valuation provisions as follows:

Market valuation adjustments	June 30,	December 31,
	2010	2009

Logs	$(1,639)	$(743)
Pulp	-	-
Lumber	(603)	(2,143)
	$(2,242)	$(2,886)

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

(unaudited)

4.	OTHER INCOME (EXPENSE)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Loss on disposal of property, plant and equipment	$(199)	$(748)	$(199)	$(751)
Other exchange gain (loss)	2,327	2,064	277	(1,129)
Unrealized gain (loss) on derivative contracts	4,169	(1,540)	(358)	551
Fox Creek insurance claim		-	-	(205)
	$6,297	$(224)	$(280)	$(1,534)

5.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Financial Risk Factors

The Company is exposed to a number of different financial risks arising from the normal course of business, as well as the Company’s use of financial instruments held for trading. These risk factors include market risks relating to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at the time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expense). The following are the outstanding forward commodity contracts as at June 30, 2010, and the price sensitivity to a change in the forward market.

	Notional Amt.
	Outstanding	Unrealized	Change in	Sensitivity to
	Contracts	Gain/(Loss)	Contract Pricing	Price Change
	(U.S. millions)	(Canadian millions)		(Canadian millions)

Lumber Futures Contracts	$13.7	$3.1	US$10/MFBM	$0.5
Pulp OTC Contracts	$30.8	$(3.2)	US$10/MT	$0.5
	$44.5	$(0.1)		$1.0

All outstanding lumber contracts mature by November 2010. All outstanding pulp contracts mature by February 2011.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward-exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative purposes. As at June 30, 2010, the Company held US$26.0 million in foreign currency contracts for execution with a year and recorded an unrealized loss of $0.3 million on these contracts.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

(unaudited)

6.	INSURANCE PROCEEDS FOR FIRE AT FOX CREEK MILL

On August 29, 2008, the Company’s Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill was rebuilt, and an actual cash value of $30.9 million, assuming the mill was not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim; on March 20, 2009, the Company received the $25.9 million outstanding on the actual cash value. This left an amount of up to $7.6 million potentially payable under the replacement cost provision, in the event the Company proceeded with a rebuild.

In June 2010, the Company announced its decision to rebuild the sawmill, with construction to commence in the third quarter of this year. The Company and the insurer are working to identify those project costs eligible for payment under the replacement cost provision, and the Company will record the forthcoming additional insurance proceeds as income in the period in which the amount can be confirmed.